                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                ______________

                                   FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12 (b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              Marcam Corporation
              --------------------------------------------------
            (Exact Name of Registrant as Specified in its Charter)


        Massachusetts                                       04-2711580
  --------------------------                           ----------------------
   (State of Incorporation                                (IRS Employer
    or Organization)                                    Identification No.)

           95 Wells Avenue
        Newton, Massachusetts                                 02159
      -------------------------------                      ----------
(Address of principal executive offices)                   (zip code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box.[_]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box.[_]

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class                   Name of Each Exchange on Which
        to be so Registered                   Each Class is to be Registered
        -------------------                   ------------------------------

               None                                         N/A

Securities to be registered pursuant to Section 12(g) of the Act:

         Series F Junior Participating Preferred Stock Purchase Rights
         -------------------------------------------------------------
                               (Title of Class)

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED


        On December 3, 1996, the Board of Directors of Marcam Corporation (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of the Company's Common Stock and a dividend of ten Rights for each outstanding share of the Company's Series D and E Convertible Preferred Stock (the "Convertible Preferred Stock" and together with the Common Stock, the "Company Securities") to stockholders of record at the close of business on December 16, 1996 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series F Junior Participating Preferred Stock, $1.00 par value per share (the "Preferred Stock"), at a purchase price of $60.00 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The First National Bank of Boston, as Rights Agent.

        Initially, the Rights will be attached to all certificates representing Company Securities then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Company Securities and a Distribution Date will occur upon the earlier of (i) 10 days (or such later date as may be determined by action of the Board of Directors (with the concurrence of a majority of the Continuing Directors (as defined below))) following a public announcement either that a person or group of affiliated or associated persons, other than an Exempt Person (as defined below), (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock, or that a person or group who was at any time an Exempt Person but is subsequently no longer considered to be an Exempt Person becomes an Acquiring Person (the "Stock Acquisition Date"), (ii) 10 business days (or such later date as may be determined by action of the Board of Directors (with the concurrence of a majority of the Continuing Directors)) following the commencement of a tender offer or exchange offer that may result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock or (iii) 10 business days after the Continuing Directors of the Company shall declare any Person to be an Adverse Person (as defined below), upon a determination that such Person, alone or together with its affiliates and associates, has become the beneficial owner of an amount of Common Stock which the Continuing Directors determine to be substantial (which amount shall in no event be less than 10% of the shares of Common Stock then outstanding) and a majority of the Continuing Directors determines, after reasonable inquiry and investigation, including consultation with such persons as such directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where such directors determine that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transaction or series of transactions at that time or (b) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers, impairment of the Company's ability to maintain its competitive position or impairment of the Company's business reputation) on the business or prospects of the Company.

        The term "Exempt Person" means General Atlantic Partners 32, L.P., Atlantic Partners 21, L.P. and GAP Coinvestment Partners, L.P., together with their affiliates and associates, as long as the Company's standstill still applies to such persons and as long as such persons have not breached such standstill agreements. If any person or group who was at any time an Exempt Person but is subsequently no longer considered to be an Exempt Person and who, at the time such person or group is no longer considered to be an Exempt Person, Beneficially Owns 20% or more of the Common Stock of the Company then outstanding, such person or group shall not be deemed an "Acquiring Person" unless and until such person or group shall, subsequent to the time at which such person or group ceases to be an Exempt Person, either (i) become the Beneficial Owner of an additional 1% or more of the shares of Common Stock of the Company then outstanding or (ii) enter into one or more "self-dealing" transactions as set forth in the Rights Agreement, then such person or group shall be deemed to be an "Acquiring Person" from and after the time immediately preceding the earliest to occur of the events specified in clause (i) or (ii) of this sentence.

        Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Company Security certificates and will be transferred with and only with such Company Security certificates,
(ii) new Company Security certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Company Securities outstanding, even without such notation, will also constitute the transfer of the Rights associated with the Company Securities represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights may be exercised so that only whole shares of Preferred Stock will be issued.

        The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 16, 2006, unless earlier redeemed by the Company as described below.

        As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Company Securities as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued following the Distribution Date (other than upon exercise of a Right) pursuant to the exercise of stock options or under any employee plan or arrangement, or upon the exercise, conversion or exchange of securities, notes, warrants or debentures issued by the Company (other than the Convertible Preferred Stock) will be issued with Rights. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued following the Distribution Date will be issued with Rights.

        In the event that the Continuing Directors determine that a person is an Adverse Person or, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) either a person or group, other than an Exempt Person, becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock, or a person or group who was at any time an Exempt Person but is subsequently no longer considered to be an Exempt Person becomes an Acquiring Person (in either case except pursuant to an offer for all outstanding shares of Common Stock which the Continuing Directors determine to be fair to, and otherwise in the best interests of, the Company and its stockholders), (iii) an Acquiring Person engages in one or more

"self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Rights Agreement) of the Common Stock at the date of the occurrence of the event. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person or an Adverse Person will be null and void. The events set forth in this paragraph are described in Section 11(a)(ii) of the Rights Agreement and are referred to as "Section 11(a)(ii) Events."

        For example, at an exercise price of $60.00, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $120.00 worth of Common Stock (or other consideration, as noted above) for $60.00. Assuming that the Common Stock has a per share value of $20.00 at such time, the holder of each valid Right would be entitled to purchase six shares of

        In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger which follows an offer determined by the Board of Directors to be fair as described in clause (ii) of the second preceding paragraph), or (ii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by one-half of the current market price (as defined in the Rights Agreement) of such common stock at the date of the occurrence of the event. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

        At any time after the occurrence of a Section 11(a)(ii) Event, the Board (with the concurrence of a majority of the Continuing Directors) may exchange the Rights (other than Rights owned by an Acquiring Person or Adverse Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one Common Stock Equivalent (as defined in the Rights Agreement), per Right (subject to adjustment).

        The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends payable on the Preferred Stock) or of subscription rights or warrants (other than those referred to above).

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

        In general, the Company may redeem the Rights in whole, but not in part, at any time until ten days following the Stock Acquisition Date or such later date as may be determined by action of the Board of Directors (with the concurrence of a majority of the Continuing Directors), at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). If the Board of Directors authorizes redemption of the Rights at or after the time a Person becomes an Acquiring Person, there must be Continuing Directors then in office and such authorization shall require the concurrence of a majority of such Continuing Directors. The Company may not redeem the Rights if the Continuing Directors have previously declared a person to be an Adverse Person. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

        The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board of Directors on the date of the Rights Agreement, and any person who is subsequently elected to the Board of Directors if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, an Adverse Person or an affiliate or associate of an Acquiring Person or an Adverse Person, or any representative of the foregoing entities.

        Calculations of the number of shares of Common Stock outstanding at any time shall include the number of shares of Common Stock issuable upon conversion of all shares of Convertible Preferred Stock outstanding at the applicable time.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

        Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the earlier to occur of the determination that a person is an Adverse Person or the Distribution Date. After the earlier of such events, the provisions of the Rights Agreement may be amended by the Board of Directors (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or any Adverse Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

ITEM 2.  EXHIBITS

  Exhibit No.       Exhibit
  -----------       -------
      1             Rights Agreement, dated as of December 3, 1996, between
                    Marcam Corporation and The First National Bank of Boston, which includes as Exhibit A the form of Certificate of Vote of Directors Establishing a Series of a Class of Stock, as Exhibit B the Form of Rights Certificate, and as Exhibit C the Summary of Rights to Purchase Preferred Stock.

                                   SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                   MARCAM CORPORATION



Dated:  December 5, 1996                           By: /s/ Michael J. Quinlan
                                                      --------------------------
                                                       Michael J. Quinlan
                                                       President and Chief
                                                       Executive Officer

                                 EXHIBIT INDEX


                                                                 Page Number in
Exhibit                                                          Sequentially
Number                     Description                           Numbered Copy
------                     -----------                           -------------

  1              Rights Agreement, dated as of December
                 3, 1996, between Marcam Corporation and
                 The First National Bank of Boston which
                 includes as Exhibit A the form of
                 Certificate of Vote of Directors
                 Establishing a Series of a Class of
                 Stock, as Exhibit B the Form of Rights
                 Certificate, and as Exhibit C the Summary of Rights to Purchase Preferred Stock.